

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2019

Rudi Hudaya
Chief Executive Officer
RMD Entertainment Group, Inc.
Jl. Gaharu No. 2B
Graha Harmoni Building, 5th Floor
Kota Medan, Sumatera Utara 20235
Indonesia

> **Re: RMD Entertainment Group, Inc.**
> **Form 10-12G**
> **Filed April 1, 2019**
> **File No. 000-56041**

Dear Mr. Hudaya:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Financial Services